Via EDGAR Transmission
and Federal Express

March 16, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Raminpour, Branch Chief

Re:	Garmin Ltd
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 18, 2015
File No. 000-31983

Dear Ms. Raminpour:

Set forth below are the responses of Garmin Ltd. (the “Company,” “we,” “us” or “our”), to the comment letter dated March 9, 2015 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff’s comment from the Comment Letter in bold typeface followed by the Company's response thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 27, 2014

Item 8. Financial Statements and Supplementary Data

Note 4. Commitments and Contingencies, page 80

1.	For a number of your legal proceedings disclosed in Item 3 you disclose the claims are without merit and/or you plan to vigorously defend them. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please tell us: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Response:

We acknowledge the Staff's comments and note that members of our financial team consult with our General Counsel on a quarterly basis to evaluate the status of each legal matter in determining the probability of the incurrence of a loss and whether a loss is reasonably estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. We consider the facts and applicable laws to make this determination on a case-by-case basis and include in our quarterly and annual filings disclosure of the nature of contingencies we encounter. In determining whether it is possible to provide an estimate of loss, or range of possible loss, the Company reviews and evaluates relevant factual and legal developments.

The Company accrues an estimated loss related to its outstanding legal proceedings, investigations or claims when it determines that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. In light of the Staff's comments, beginning with our next periodic filing, we will more specifically address proceedings in which it is reasonably possible that losses exceeding amounts already recognized may have been incurred, and explicitly disclose, as appropriate:

•	an estimate of any material loss or range of loss,
•	that the estimated loss or range of loss is immaterial, or
•	that an estimate cannot be made and explain the factors causing an inability to estimate.

The Company’s proposed disclosure to be included in our next periodic filing, considering management's current views on proceedings as they stand today, is set forth below.

Proposed Disclosure:

Note . Commitments and Contingencies

Litigation Contingencies

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, investigations and complaints, including matters alleging patent infringement and other intellectual property claims. The Company evaluates, on a quarterly basis, developments in legal proceedings, investigations or claims that could affect the amount of any accrual or disclosure. The assessment regarding whether a loss is probable or a reasonable possibility, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events.

Management of the Company currently does not believe there is at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of recorded accruals, with respect to loss contingencies individually and in the aggregate, for the fiscal quarter ended [March 28, 2015]. The results of legal proceedings, investigations and claims, however, cannot be predicted with certainty. Although management considers the likelihood to be remote, an adverse resolution of one or more of such matters in excess of management’s expectations could have a material adverse effect on the Company’s results of operations in a particular quarter or fiscal year.

The Company settled or resolved certain matters during the fiscal quarter ended [March 28, 2015] that did not individually or in the aggregate have a material impact on the Company’s financial condition or results of operations.

If relevant facts and circumstances were to change in the future, the Company will consider the guidance in ASC 450-20-50 and provide appropriate updated disclosures in its future filings.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Douglas G. Boessen, our Chief Financial Officer, at (913) 397-8200, Andrew Etkind, our General Counsel, at (913) 397-8200 or Vicki Westerhaus, our outside securities counsel, at (816) 691-2427, if you have any questions regarding this submission.

Very truly yours,

GARMIN LTD.

/s/ Douglas G. Boessen

Douglas G. Boessen
Chief Financial Officer

cc:	Andrew R. Etkind, General Counsel
Victoria R. Westerhaus, Stinson Leonard Street LLP